UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The First Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

318916103

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 4 Pages

CUSIP NO. 318916103	Page 2 of 4 Pages

CUSIP No. 318916103
(1) Names of reporting persons	JCSD Capital, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	290,935
(6) Shared voting power	0
(7) Sole dispositive power	290,935
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	290,935
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.41%
(12) Type of reporting person (see instructions)	IA

Item 1(a).	Name of Issuer:

The First Bancshares, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

6480 U.S. Highway 98 West, Suite A Hattiesburg, Mississippi 39402

Item 2(a).	Name of Person Filing

JCSD Capital, LLC (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1676 N. California Boulevard, #630, Walnut Creek, California 94596.

Item 2(c).	Citizenship:

The Reporting Person is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”).

Item 2(e).	CUSIP Number:

318916103

CUSIP NO. 318916103	Page 3 of 4 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 290,935 Shares.

Item 4(b).	Percent of Class:

	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 5.41% of the total number of Shares outstanding (based upon information provided by the Issuer on Form 8-K filed January 29, 2016, there were 5,376,665 Shares outstanding as of December 31, 2015).

Item 4(c).	Number of shares as to which such person has:

	JCSD Capital, LLC

	(i)	Sole power to vote or direct the vote	290,935

	(ii)	Shared power to vote or to direct the vote	0

	(iii)	Sole power to dispose or to direct the disposition of	290,935

	(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 318916103	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2016	JCSD Capital, LLC

	By:	/s/ Daniel Tachiera
Daniel Tachiera
Chief Compliance Officer